UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to             .

Commission File Number 001-07845

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LEGGETT & PLATT, INCORPORATED

401(k) PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LEGGETT & PLATT, INCORPORATED

NO. 1 LEGGETT ROAD

CARTHAGE, MISSOURI 64836

REQUIRED INFORMATION

LEGGETT & PLATT, INCORPORATED

401(k) PLAN AND TRUST

December 31, 2007 and 2006

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders

Leggett & Platt, Incorporated 401(k) Plan and Trust

Carthage, Missouri

We have audited the accompanying statement of net assets available for benefits of Leggett & Platt, Incorporated 401(k) Plan and Trust (the Plan) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2007 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Leggett & Platt, Incorporated 401(k) Plan and Trust as of December 31, 2007, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the 2007 basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the 2007 basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the 2007 basic financial statements taken as a whole.

/s/ BKD, LLP

Joplin, Missouri

June 24, 2008

Federal Employer Identification Number: 44-0160260

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

the Leggett & Platt, Incorporated

401(k) Plan and Trust

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Leggett & Platt, Incorporated 401(k) Plan and Trust (the “Plan”) at December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

St. Louis, MO

June 26, 2007

Leggett & Platt, Incorporated

401(k) Plan and Trust

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2007	2006
ASSETS
Investments, at fair value	$103,155,565	$83,626,738

Cash	350,047	31,369

Receivables
Participant contributions	—	71,358
Employer contributions	175,578	2,791

Due from broker	42,417	34,350

Total assets	103,723,607	83,766,606

LIABILITIES
Due to broker	392,457	65,733

Total liabilities	392,457	65,733

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	103,331,150	83,700,873

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(50,995)	391,128

NET ASSETS AVAILABLE FOR BENEFITS	$103,280,155	$84,092,001

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated

401(k) Plan and Trust

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31,

	2007	2006
Additions
Investment income
Net appreciation in value of investments	$426,469	$4,675,853
Interest and dividends	4,284,893	2,276,964

Net investment income	4,711,362	6,952,817

Contributions
Participant	14,048,498	8,747,756
Employer	6,428,785	235,984
Rollovers	317,887	373,263

Contributions	20,795,170	9,357,003

Total additions	25,506,532	16,309,820

Deductions
Benefit payments	9,982,246	9,184,589
Administrative fees	300,761	264,573

Total deductions	10,283,007	9,449,162

Net increase	15,223,525	6,860,658

Transfers from merged plans	3,964,629	7,572,158

Net increase and transfers from merged plans	19,188,154	14,432,816

NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF PERIOD	84,092,001	69,659,185

END OF PERIOD	$103,280,155	$84,092,001

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated

401(k) Plan and Trust

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE A – DESCRIPTION OF PLAN

The following description of the Leggett & Platt, Incorporated (L&P or the Company) 401(k) Plan and Trust (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was originally established on September 1, 2000 and restated effective January 1, 2003 to consolidate certain 401(k) plans of the Company’s subsidiaries and affiliates. It was subsequently restated effective January 1, 2007 to incorporate the Retirement K provisions (see below). The Plan is a defined contribution plan covering employees who meet eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility of Employees

Employees of an L&P branch or subsidiary who are classified as full-time and have completed one year of service, part-time and temporary employees credited with one year of service and at least 1,000 hours of service in the first twelve months of employment or in any calendar year, and bargaining unit employees who have negotiated inclusion into the Plan and credited with 1,000 hours of service in the first twelve months of employment or in any calendar year covered by the Plan are considered eligible for participation. If a previously ineligible employee changes employment status and, as a result, meets the above criteria, the employee may generally participate in the Plan the first day of the second month after becoming eligible. Eligible employees may participate beginning on January 1 or July 1 after meeting eligibility requirements or on any special entry date according to the adoption agreement.

Contributions

Employer contributions, including matching contributions, are made in accordance with the Plan document or at the discretion of the employer. When other benefit plans are consolidated into this Plan, participating subsidiaries or affiliates have the option of not making any contributions or matching 20% or 40% of employee contributions, limited by 6% of eligible employee compensation. Employer discretionary contributions will be allocated based on each participant’s eligible contributions in proportion to total eligible employee contributions.

Employees may elect to voluntarily contribute up to 15% of eligible compensation, limited by annual Internal Revenue Service (IRS) contribution limits and any applicable Plan limits. Employee rollover contributions are also permitted. Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan currently offers Company common stock, mutual funds and common trust funds as investment options for participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings.

Retirement K

The Plan was amended effective April 1, 2007 to add the Retirement K provision. The purpose of this provision is to continue generating retirement benefits on behalf of active participants in the Leggett & Platt, Incorporated Retirement Plan (Retirement Plan) when benefit accruals ceased as of December 31, 2006 for this plan. An employee was eligible to be a Retirement K participant if on December 31, 2006 he or she was an active participant in the Retirement Plan and on or after April 1, 2007, he or she is a participant in this Plan. Retirement K participants receive employer matching contributions ranging from 20% to 80% based on their age, limited by 6% of eligible employee compensation.

Leggett & Platt, Incorporated

401(k) Plan and Trust

NOTES TO FINANCIAL STATEMENTS – CONTINUED

NOTE A – DESCRIPTION OF PLAN – CONTINUED

Vesting and Distributions

Participants are always 100% vested in their employee contributions and rollover accounts. A participant’s prior plan company matching contribution account and prior plan company profit sharing account merged into this Plan shall continue to vest in accordance with the vesting schedule set forth in the prior plan. In addition, company contributions are not vested until three years of service with 1,000 hours have been completed, at which time they will become 100% vested. A participant’s entire account balance will become fully vested at normal retirement age or termination due to disability or death. A participant’s non-vested account balance will be forfeited at the time of distribution of the vested account balance. The forfeitures will be used to restore accounts, pay Plan fees and expenses, and reduce Company matching contributions and/or Company discretionary matching contributions, as directed by the Plan Administrative Committee. At December 31, 2007 and 2006, forfeited non-vested accounts totaled $154,908 and $132,920, respectively.

Upon separation of employment, the Plan will automatically process a distribution of the participant’s account if the vested balance of that account is $1,000 or less, unless the participant elects to roll over the balance to an individual retirement account or another qualified retirement plan. If the vested balance is greater than $1,000 but less than $5,000, the balance will be rolled over into a qualified individual retirement account at Wachovia Bank, N.A., unless the participant elects direct distribution or other eligible direct rollover. Participants with vested balances exceeding $5,000 can elect to keep their balance in the Plan indefinitely or until a distribution or roll over is elected. In-service withdrawals are allowed by participants after reaching age 59  1/2. In-service hardship withdrawals are also allowed by participants prior to reaching age 59  1 /2, provided they meet the hardship withdrawal requirements set forth by the Plan.

Participant Loans

Participants may borrow from any of their vested participant accounts up to a maximum equal to the lesser of $50,000 (reduced by their highest outstanding loan balance during the twelve months immediately preceding the loan) or fifty percent (50%) of their vested account balance. The minimum loan amount is $500 and the interest rate will be set at the Prime Rate as quoted in the Wall Street Journal on the day the loan is processed, plus one percent (1%). The maximum number of loans that may be outstanding at any one time is two, one for any reason and one to acquire a principal residence.

Plan Trustee

Wachovia Bank, N.A., the sole trustee of the Plan, holds all Plan assets, executes all of the investment transactions, maintains the financial records relating to the trust and makes all benefit payments as directed by the Plan Administrative Committee.

Administrative Expenses

Administrative expenses are paid by both L&P and the Plan. Some expenses related to the investment funds are paid from participants’ accounts and are reflected in the financial statements of the Plan. All other expenses are paid directly by L&P and are not reflected in the financial statements of the Plan.

Plan Termination

Although it has not expressed any intent to do so, L&P has the right, by action of its Board of Directors, to terminate the Plan at any time. However, L&P determined that a partial plan termination did occur, effective November 13, 2007, in accordance with Section 411(c)(3) of the Internal Revenue Code. The Plan was then amended to immediately 100% fully vest all actively employed participants on November 13, 2007 who were affected by the partial plan termination.

Leggett & Platt, Incorporated

401(k) Plan and Trust

NOTES TO FINANCIAL STATEMENTS – CONTINUED

NOTE B – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefit payments, which are recorded when paid.

New Accounting Pronouncement

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”. SFAS 157 provides guidance for using fair value to measure assets and liabilities and requires additional disclosure about the use of fair value measures, the information used to measure fair value, and the effect fair value measurements have on the Plan’s net assets. The primary areas in which the Plan utilizes fair value measures are valuing the Plan’s investments. SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for financial assets and liabilities of the Plan beginning January 1, 2008. SFAS 157 is effective beginning January 1, 2009 for nonfinancial assets and liabilities disclosed in the financial statements on a nonrecurring basis. Plan management has evaluated the effect of this standard and does not believe it will have a material impact on the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investments

The market value of mutual fund and common stock investments is based upon quoted market prices as of the close of business on the last day of the year. Common trust funds are valued at the reported unit value, which is derived from the market value of the underlying investments. Purchases and sales of investments are recorded on a trade-date basis. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Leggett & Platt, Incorporated

401(k) Plan and Trust

NOTES TO FINANCIAL STATEMENTS – CONTINUED

NOTE B – SUMMARY OF ACCOUNTING POLICIES – CONTINUED

Investment Contracts

The Plan holds investments in both traditional, general fixed maturity synthetic and constant duration synthetic guaranteed investment contracts (GICs) as part of the Wachovia Diversified Stable Value Fund. These investments are presented at fair value on the table of the investments held in the Plan (Note C).

Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of investors. The total return of the segregated account assets supports the separate account GIC return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.

Synthetic GICs consist of a portfolio of securities owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest rate of not less than 0%.

The fund uses two primary crediting rate calculations for separate account and synthetic contracts. Both methods use current market value of underlying bonds, expected yield to maturity on underlying bonds, average duration of the portfolio, and the wrap contract value to calculate the interest crediting rate. The interest crediting rate is the incremental interest rate in excess of the expected bond yields required for the future value of the bond portfolio to equal the contract value at the termination of the wrap contract. The net crediting rate reflects fees paid to wrap (synthetic) contract issuers.

Primary variables impacting future crediting rates of separate account and synthetic GICs include the following: (i) current yield of the assets within the wrap contract; (ii) duration of the assets covered by the wrap contract; (iii) existing difference between the market value and contract value of assets within the wrap contract. Traditional fixed-rate GICs do not experience fluctuating crediting rates.

Leggett & Platt, Incorporated

401(k) Plan and Trust

NOTES TO FINANCIAL STATEMENTS – CONTINUED

NOTE B – SUMMARY OF ACCOUNTING POLICIES – CONTINUED

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the fund documents or fund’s administration; (ii) changes to fund’s prohibition on competing investment options by participating plans or deletion of equity wash provisions; (iii) complete or partial termination of the fund or its merger with another fund; (iv) the failure of the fund or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the fund, the redemption of all or a portion of the interests in the fund held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the fund or participating plans, and (vii) the delivery of any communication to plan participants designed to influence a participant not to invest in the fund. At this time, the fund does not believe that the occurrence of any such market value event which would limit the fund’s ability to transact at contract value with participants is probable.

The GICs do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date.

The average yield based on actual earnings was 5.34% and 5.27% at December 31, 2007 and 2006, respectively. The average yield based on interest rate credited to participants was 4.64% and 4.83% at December 31, 2007 and 2006, respectively.

Income Taxes

The Plan is a qualified tax-exempt plan under the Internal Revenue Code (IRC) and, therefore, is exempt from federal and state income taxes. A favorable determination letter was received on December 30, 2005 for amendments dated July 19, 2004 and before. Amendments have been made to the Plan subsequent to that date. L&P believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and conforms to the requirements of ERISA.

Reclassification

Certain reclassifications have been made to the 2006 financial statements to conform to the 2007 financial statement presentation. These reclassifications had no effect on changes in net assets available for benefits.

Leggett & Platt, Incorporated

401(k) Plan and Trust

NOTES TO FINANCIAL STATEMENTS – CONTINUED

NOTE C – INVESTMENTS

The following presents the fair values of investments greater than 5 percent of net assets at December 31, 2007 and 2006:

	2007		2006
Wachovia Bank, N.A.
Diversified Stable Value Fund	$42,439,384	*	$32,588,042	*
Diversified Bond Fund	5,265,998	*	4,186,674
Enhanced Stock Market Fund	5,531,928	*	5,295,058	*
Dreyfus Midcap Index Fund	8,415,223	*	7,764,822	*
American—The Growth Fund of America	8,264,027	*	6,718,462	*
Van Kampen Equity and Income Fund	7,618,330	*	6,674,277	*
Goldman Sachs Structured Intl Equity Fund	7,298,109	*	5,775,372	*
American Century Small Co Fund	4,267,762		5,043,692	*

*	Represents an investment which exceeds 5 percent of net assets available for benefits at the end of the respective year

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2007	2006
Common Trust Funds	$2,367,452	$2,344,734
Mutual Fund	(1,870,312)	2,323,895
Common Stock	(70,671)	7,224

	$426,469	$4,675,853

Interest and dividends received on the Plan’s investments in 2007 and 2006 were $4,284,893 and $2,276,964, respectively.

Leggett & Platt, Incorporated

401(k) Plan and Trust

NOTES TO FINANCIAL STATEMENTS – CONTINUED

NOTE D – PARTIES-IN-INTEREST TRANSACTIONS

At December 31, 2007 and 2006, the Plan held units of participation in investment funds of Wachovia Bank, N.A. with a total market value of $53,237,310 and $42,069,774, respectively. The Plan held common stock of Leggett and Platt, Incorporated at December 31, 2007 and 2006 with a total market value of $227,627 and $214,789, respectively. In addition, the Plan held investments in loans to participants at December 31, 2007 and 2006 with a total market value of $3,793,600 and $3,287,512, respectively. These transactions are allowable party-in-interest transactions under Section 408(b) (8) of ERISA and the regulations promulgated thereunder.

NOTE E – ASSETS TRANSFERRED INTO PLAN

In an effort to consolidate its benefit plans, the Company transferred assets into this Plan from other plans. A summary of the transferred net assets available for benefits, including participant loans, which were merged into this Plan during 2007 and 2006, are as follows:

	2007
Merger Date	Merged Plan	Amount
6/1/2007	Dann Dee Display Fixtures	$3,964,629

Total assets merged into Plan in 2007		$3,964,629

	2006
Merger Date	Merged Plan	Amount
2/1/2006	Fairmont Frozen Profit Sharing Plan	$821,117
2/1/2006	American Wood Works	104,205
3/1/2006	Parthenon Metal Works	5,827,448
3/1/2006	Geron Furniture, Inc.	204,638
5/1/2006	Modern Industries, LLC	614,750

Total assets merged into Plan in 2006		$7,572,158

NOTE F – PLAN RESOLUTION AND SUBSEQUENT EVENTS

On November 17, 2004, the Company’s Board of Directors adopted a resolution to merge selected plans of the Company’s subsidiaries and affiliates into this Plan. On March 1, 2008, assets totaling approximately $487,000 were merged into this Plan.

Effective January 1, 2008, the Plan began to allow “Roth” contributions to the Plan. These contributions are made on an after tax basis subject to the rules contained in the IRC.

Also effective on January 1, 2008, the Plan began to allow catch up contributions for participants age 50 and over. Catch ups are not eligible for a Company matching contribution.

SUPPLEMENTAL SCHEDULE

Leggett & Platt, Incorporated

401(k) Plan and Trust

EIN 44-0324630 PN 025

SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

December 31, 2007

Participant Contributions Transferred Late To Plan		Total That Constitute Non-exempt Prohibited Transactions
Amount	Original Due Date	Contributions Not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction In VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$45	4/20/2007	—	$45	[1]	—	—
$762	Various	—	$762	[2]	—	—

[1]	Contributions due April 20, 2007 were not remitted to the Plan until August 8, 2007. Lost earnings were remitted as well, and the transaction was fully corrected on August 8, 2007.
[2]

Contributions due from January 10, 2007 to March 5, 2007 were not remitted to the Plan until May 23, 2007. Lost earnings were remitted as well, and the transactions were fully corrected on May 23, 2007.

SUPPLEMENTAL SCHEDULE

Leggett & Platt, Incorporated

401(k) Plan and Trust

EIN 44-0324630 PN 025

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2007

	Identity of Issuer	Description of Investment Account	Current Value (1)
*	Wachovia Bank, N.A.	Wachovia Diversified Stable Value Fund	$42,439,384
	Dreyfus	Dreyfus Midcap Index Fund	8,415,223
	American	American—The Growth Fund of America	8,264,027
	Van Kampen	Van Kampen Equity and Income Fund	7,618,330
	Goldman Sachs	Goldman Sachs Structured Intl Equity Fund	7,298,109
*	Wachovia Bank, N.A.	Enhanced Stock Market Fund of Wachovia	5,531,928
*	Wachovia Bank, N.A.	Diversified Bond Fund of Wachovia	5,265,998
	American Century	American Century Small Co Fund	4,267,762
	American Century	American Century Large Co Value Fund	4,223,483
	William Blair	William Blair International Growth Fund	3,046,984
	Dodge & Cox	Dodge & Cox Stock Fund	1,760,871
	Davis New York	Davis New York Venture Fund	1,002,239
*	Leggett & Platt, Incorporated	Common Stock	227,627
*	Various Participants	Participant Loans with interest rates set at the Prime Rate plus 1% (5.0% - 11.5%)	3,793,600

	Total investments at fair value		103,155,565
	Adjustment from fair value to contract value for fully benefit-responsive investments contracts		(50,995)

	Total investments		$103,104,570

(1)	See Note B of Notes to Financial Statements regarding carrying value of investments.
*	Investments in securities of parties-in-interest to the Plan.

Exhibit List.

Exhibit 23.1	Consent of BKD, LLP

Exhibit 23.2	Consent of PricewaterhouseCoopers LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LEGGETT & PLATT, INCORPORATED
401(k) PLAN AND TRUST

Date: June 25, 2008	By:	/s/ JOHN G. MOORE
John G. Moore
Vice President – Corporate Affairs & Human Resources
and Plan Administrative Committee Member

EXHIBIT INDEX

Exhibit No.	Document Description
Exhibit 23.1	Consent of BKD, LLP

Exhibit 23.2	Consent of PricewaterhouseCoopers LLP